UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002

ALVARION LTD.
(Translation of registrant's name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

The following are included in this Report on Form 6-K:

1. Press release dated May 14, 2002.

2. Press release dated May 21, 2002.

Tuesday May 14, 7:04 am Eastern Time

Press Release

SOURCE: Alvarion Ltd.

Alvarion Receives Follow-On Order From Connex, Romania's Largest Cellular Operator

TEL - AVIV, Israel--(BUSINESS WIRE)--May 14, 2002--Alvarion Ltd. (NASDAQ: ALVR - News):

To Date, Connex (of the Vodafone Group) Has Purchased Alvarion Equipment Totaling Over $6M To Bring Internet Access and VPNs To Business & Residential Customers

Alvarion Ltd. (NASDAQ: ALVR - News), a leading provider of Broadband Wireless Access (BWA) solutions, today announced the receipt of a follow-on order for additional fixed wireless equipment from Connex, the leader of mobile communications in Romania.

Including this order, Connex has now purchased Alvarion equipment worth a total of more than $6 million.

Connex is a trademark of MobiFon S.A., which is a member of the Vodafone Group, one of the world's leading telecommunication consortiums. Connex is the leader of the mobile communications market in Romania, providing GSM services to more than two million customers and covering 95% of the Romanian territory, as of the end of 2001. To increase the revenue potential of its cellular network assets, including rooftop rights and towers, know-how, brand recognition, etc., Connex reused them to deploy fixed wireless networks nationwide. With a nationwide license in the 3.5 GHz band, and using the license-free 2.4GHz bands, Connex currently uses its Alvarion networks to deliver an extensive range of IP-based broadband services such as Internet access and VPNs to thousands of customers, primarily businesses. In the near future, Connex plans to launch additional services over the Alvarion network.

Commenting on the news, Vishant Vora, CTO of Connex, said, "The deployment of our BWA networks was a logical next step which leverages on the success of our cellular business. Fixed wireless infrastructure is ideal for Romania, whose existing cable infrastructure is insufficient to support broadband services. In addition, the network enabled us to capitalize on many of the assets that we had established for our cellular services, including real estate throughout Romania and an extensive marketing and support organization. With these in place, it was easy and cost-effective to add complementary fixed wireless equipment and to begin offering IP-based services. The services that we provide over our Alvarion networks help us improve our competitive positioning. As a result, we are now expanding our BWA capabilities, and look forward to continued long-term cooperation with Alvarion."

Tzvika Friedman, President & COO of Alvarion, added, "In Romania, as in so many emerging markets, demand for broadband Internet access and data services is growing rapidly. Connex is a great example of a savvy service provider that uses a mix of technologies to cost-effectively meet the demands of a diverse user base. In establishing its BWA services, Connex took advantage of its existing cellular infrastructure and was able to achieve an extremely fast return-on-investment. We are pleased that our cutting-edge technologies have contributed to Connex's success, and look forward to continued future cooperation."

About Connex

Connex is the registered trademark of MobiFon S.A., the company that launched the first GSM network in Romania, on April 15, 1997. At that time, Connex introduced voice services based on the GSM system on the Romanian market, but during its almost five years of existence, the company permanently extended its range of services, including data and fax services, and became an Internet service provider (ISP) with Xnet. Connex, the only Romanian GSM operator that also offers Internet services, leads the Romanian market, with 2,003,600 GSM customers and over 150,000 Xnet users as of December 31, 2001.

The Connex network covers 95% of the Romanian population and Connex customers benefit from roaming in 90 countries/areas, through 208 operators. This spectacular evolution was possible due to Connex's main shareholders, which are two world leaders of the market of mobile communication services, namely, Telesystem International Wireless (TIW) and Vodafone.

For more information, please visit http://www.connex.ro.

About Alvarion

Alvarion is a premier provider of solutions based on Point-to-Multipoint (PMP) Broadband Wireless Access (BWA) used by telecom carriers, service providers, and enterprises worldwide. Alvarion systems provide Internet access and voice and data services in the last mile, cellular network feeding, building-to-building and wireless local area network (LAN) connectivity.

Alvarion offers the broadest range of BWA solutions by market segment and frequency band, designed to address all carriers' and service providers' business models. With its combined market experience, strong customer base, diversified distribution channels and field-proven deployments, Alvarion is a leading BWA pure play provider for every end user profile, from residential subscribers to business customers.
For more information, please visit Alvarion's World Wide Web site at http://www.alvarion.com.

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

You may register to receive Alvarion's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.

Contact:

Alvarion
Dafna Gruber, CFO
+972-3-645 6252
dafna.gruber@alvarion.com
or
KCSA
Joseph A. Mansi / Adam J. Rosen
+212-896-1205 / +212-896-1220
jmansi@kcsa.com / arosen@kcsa.com
or
Connex
Lidia Solomon
+401 302 1870 / +40 93 250 666
lidia.solomon@connex.ro

Tuesday May 21, 7:02 am Eastern Time

Press Release

SOURCE: Alvarion

Alvarion Announces BreezeNET DS.5800 Wireless Bridging System

Enables Long-Range Backhauls And Campus WLAN Bridging Using 5GHz At A Fraction Of The Cost Of Conventional Systems

TEL-AVIV, Israel--(BUSINESS WIRE)--May 21, 2002--Alvarion Ltd. (NASDAQ: ALVR - News), a leading provider of Broadband Wireless Access (BWA) solutions, today announced the commercial launch of its BreezeNET(TM) DS.5800 wireless bridging system, making the Company's line of wireless networking products one of the most diversified in the world.

The solution, which operates in unlicensed 5.8 GHz bands, is ideal for enterprises and operators looking for cost-competitive, point-to-point and point-to-multipoint solutions. The DS.5800 enables wireless Internet backhauls for wireless Internet service providers (WISPs) and campus bridging for enterprises without exposure to interference from more common 2.4GHz systems, such as WiFi networks. It can also be used to add capacity and scalability to existing networks.

The system offers extensive overall cost savings. Until today, companies were forced to choose much more expensive systems if they needed an alternative to the 2.4GHz band. Moreover, like Alvarion's legendary BreezeNET DS.11 system, the highly integrated outdoor form factor DS.5800 is designed to keep installation costs low. For example, the DS.5800 is available with built-in antennas, and features integrated power over Ethernet (PoE) and lightning protection, precluding the need for additional hardware. This integrated indoor-outdoor architecture drastically reduces the skill level and time required to install a connection.

The DS.5800's integrated high power provides for ranges of up to 30 miles at data rates of up to 11 Mbps. It is compatible with any standard Ethernet switch and router and features full LED diagnostics with a 10-LED RSSI bar display for easy antenna alignment. The DS.5800 also includes local or remote SNMP management, making it immediately deployable and scalable as the network environment changes. The firmware has the advanced capabilities expected of an Alvarion product, such as local or remote batch configuration and upgradeability, making the addition of new users and system management a snap.

"The BreezeNET DS.5800 is the first of multiple product releases in 5GHz for Alvarion this year," said Rudy Leser, Vice President Marketing, Alvarion Ltd. "It marks the initial step toward our mixed spectrum model, which will give operators and enterprises maximum flexibility and choice."

About Alvarion

Alvarion is a premier provider of solutions based on Point-to-Multipoint (PMP) Broadband Wireless Access (BWA) used by telecom carriers, service providers, and enterprises worldwide. Alvarion systems provide Internet access and voice and data services in the last mile, cellular network feeding, building-to-building and wireless local area network (LAN) connectivity.

Alvarion offers the broadest range of BWA solutions by market segment and frequency band, designed to address all carriers' and service providers' business models. With its combined market experience, strong customer base, diversified distribution channels and field-proven deployments, Alvarion is a leading BWA pure play provider for every end user profile, from residential subscribers to business customers.
For more information, please visit Alvarion's World Wide Web site at http://www.alvarion.com.

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

You may register to receive Alvarion's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.

Contact:

Alvarion Contact
ALVARION
Dafna Gruber, CFO
+972-3-645 6252
dafna.gruber@alvarion.com
or
Alvarion Press Contact
ALVARION
Jessica Levine
760-517-3203
jessica.levine@alvarion.com
or

Alvarion Investor Contact
KCSA Worldwide
Joseph A. Mansi / Adam J. Rosen
+212-896-1205/ +212-896-1220
jmansi@kcsa.com / arosen@kcsa.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: June 12, 2002

By: /s/ Dafna Gruber
Name: Dafna Gruber
Title: Chief Financial Officer